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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   (Under the Securities Exchange Act of 1934)
                               (Amendment No. 6)*

                               MAIR HOLDINGS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    560635104
                                 (CUSIP Number)

                                 BRYANT R. RILEY
                       C/O RILEY INVESTMENT MANAGEMENT LLC
                       11100 SANTA MONICA BLVD., SUITE 810
                                 LOS ANGELES, CA
                                  310-966-1445
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 21, 2008

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  560635104             13D                                    Page 2

--------- ----------------------------------------------------------------------
   1      Name of Reporting Persons.
          I.R.S. Identification Nos. of above Person (entities only)

          Riley Investment Partners Master Fund, L.P.
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a)  [ ]
                                                                      (b)  [X]

--------- ----------------------------------------------------------------------
   3      SEC Use Only


--------- ----------------------------------------------------------------------
   4      Source of Funds (See Instructions)

          WC
--------- ----------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      Citizenship or Place of Organization

          Cayman Islands
---------------------- ------ --------------------------------------------------
      Number of          7    Sole Voting Power

       Shares                 513,641
                       ------ --------------------------------------------------
    Beneficially         8    Shared Voting Power

      Owned by                -0-
                       ------ --------------------------------------------------
        Each             9    Sole Dispositive Power

      Reporting               513,641
                       ------ --------------------------------------------------
       Person           10    Shared Dispositive Power

        With                  -0-
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          513,641
--------- ----------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             [ ]

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          3.4%(1)
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)

          PN
--------- ----------------------------------------------------------------------


----------------
(1) Based on 15,083,049 shares of common stock of MAIR Holdings, Inc. ("MAIR" or the "Issuer") outstanding at May 1, 2008, as reported in MAIR's Annual Report on Form 10-K for the year ended March 1, 2008 filed with the Securities and Exchange Commission on May 30, 2008.




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--------- ----------------------------------------------------------------------
   1      Name of Reporting Persons.
          I.R.S. Identification Nos. of above Person (entities only)

          Riley Investment Management LLC
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [ ]
                                                                       (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC Use Only


--------- ----------------------------------------------------------------------
   4      Source of Funds (See Instructions)

          AF
--------- ----------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      Citizenship or Place of Organization

          Delaware
---------------------- ------ --------------------------------------------------
      Number of          7    Sole Voting Power

       Shares                 691,286(2)
                       ------ --------------------------------------------------
    Beneficially         8    Shared Voting Power

      Owned by                652,427(3)
                       ------ --------------------------------------------------
        Each             9    Sole Dispositive Power

      Reporting               691,286(2)
                       ------ --------------------------------------------------
       Person           10    Shared Dispositive Power

        With                  652,427(3)
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,343,713
--------- ----------------------------------------------------------------------
   12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [ ]

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          8.9%(1)
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)

          IA
--------- ----------------------------------------------------------------------



--------------
(2) Because Riley Investment Management LLC has sole investment and voting power over 513,641 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P. and 177,645 shares of Common Stock owned by investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 652,427 shares of Common Stock owned by managed accounts of investment advisory clients, which are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.


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--------- ----------------------------------------------------------------------
   1      Name of Reporting Persons.
          I.R.S. Identification Nos. of above Person (entities only)

          B. Riley & Co. Retirement Trust
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [ ]
                                                                       (b)  [X]

--------- ----------------------------------------------------------------------
   3      SEC Use Only


--------- ----------------------------------------------------------------------
   4      Source of Funds (See Instructions)

          WC
--------- ----------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      Citizenship or Place of Organization

          California
---------------------- ------ --------------------------------------------------
      Number of          7    Sole Voting Power

       Shares                 7,548
                       ------ --------------------------------------------------
    Beneficially         8    Shared Voting Power

      Owned by                -0-
                       ------ --------------------------------------------------
        Each             9    Sole Dispositive Power

      Reporting               7,548
                       ------ --------------------------------------------------
       Person           10    Shared Dispositive Power

        With                  -0-
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          7,548
--------- ----------------------------------------------------------------------
   12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [ ]

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          0.1%(1)
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)

          EP
--------- ----------------------------------------------------------------------


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--------- ----------------------------------------------------------------------
   1      Name of Reporting Persons.
          I.R.S. Identification Nos. of above Person (entities only)

          B. Riley & Co., LLC
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [ ]
                                                                       (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC Use Only


--------- ----------------------------------------------------------------------
   4      Source of Funds (See Instructions)

          WC
--------- ----------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

                                                                            [ ]
--------- ----------------------------------------------------------------------
   6      Citizenship or Place of Organization

          Delaware
---------------------- ------ --------------------------------------------------
      Number of          7    Sole Voting Power

       Shares                 19,000
                       ------ --------------------------------------------------
    Beneficially         8    Shared Voting Power

      Owned by                -0-
                       ------ --------------------------------------------------
        Each             9    Sole Dispositive Power

      Reporting               19,000
                       ------ --------------------------------------------------
       Person           10    Shared Dispositive Power

        With                  -0-
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          19,000
--------- ----------------------------------------------------------------------
   12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                            [  ]
--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          0.1%(1)
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)

          BD
--------- ----------------------------------------------------------------------


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--------- ----------------------------------------------------------------------
   1      Name of Reporting Persons.
          I.R.S. Identification Nos. of above Person (entities only)

          Bryant R. Riley
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [ ]
                                                                       (b)  [X]

--------- ----------------------------------------------------------------------
   3      SEC Use Only


--------- ----------------------------------------------------------------------
   4      Source of Funds (See Instructions)

          AF, WC
--------- ----------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      Citizenship or Place of Organization

          United States Of America
---------------------- ------ --------------------------------------------------
      Number of          7    Sole Voting Power

       Shares                 717,834(4)
                       ------ --------------------------------------------------
    Beneficially         8    Shared Voting Power

      Owned by                652,427(5)
                       ------ --------------------------------------------------
        Each             9    Sole Dispositive Power

      Reporting               717,834(4)
                       ------ --------------------------------------------------
       Person           10    Shared Dispositive Power

        With                  652,427(5)
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,370,261
--------- ----------------------------------------------------------------------
   12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          9.1%(1)
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)

          IN
--------- ----------------------------------------------------------------------


-----------
(4) Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.'s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 513,641 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P. and 177,645 shares of Common Stock owned by investment advisory clients. Also includes 7,548 shares owned by B. Riley & Co. Retirement Trust. Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 7,548 shares owned by B. Riley & Co. Retirement Trust. Also includes 19,000 shares held by B. Riley & Co., LLC. Mr. Riley is the sole indirect owner of B. Riley Co., LLC and its Chairman.

(5) Riley Investment Management LLC has shared voting and dispositive power over 652,427 shares of Common Stock owned by managed accounts of investment advisory clients, which are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.

ITEM 2.       IDENTITY AND BACKGROUND

Item 2 (a) through (c) as previously filed is amended and restated as follows:

      (a)(i) Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership) Riley Investment Management LLC (Delaware limited liability company)

                  Mr. Bryant R. Riley (individual residing in California)

          (ii) B. Riley & Co. Retirement Trust (employee benefit plan) B.Riley & Co., LLC (Delaware limited liability company)

      (b) (i)     11100 Santa Monica Blvd.
                  Suite 810
                  Los Angeles, CA 90025

          (ii)    11100 Santa Monica Blvd.
                  Suite 800
                  Los Angeles, CA 90025


       (c) Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), an SEC registered investment adviser. RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. ("RIP"). Mr. Riley is a Trustee of the B. Riley & Co. Retirement Trust ("BRCRT"). B. Riley & Co., LLC ("BRC") is a FINRA member broker-dealer. Mr. Riley is the Chairman and sole indirect equity owner of BRC. Mr. Riley, RIM and RIP are located at the address specified in (b)(i) above. BRCRT and BRC are located at the address specified in (b)(ii) above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 as previously filed ishereby amended to add the following:


         (c) In the last 60 days through July 24, 2008, the Reporting Persons have effected the following transactions in Common Stock: RIP purchased 500 shares at a per share price of $3.70 on July 24, 2008; RIP purchased 252,748 shares at a per share price of $3.40 on July 21, 2008; BRC purchased 19,000 shares at a per share price of $3.40 on July 22, 2008.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 25, 2008


                                     Riley Investment Partners Master Fund, L.P.
                                         By: Riley Investment Management LLC,
                                                  its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member

                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, President


                                     B. Riley & Co. Retirement Trust


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Trustee

                                     B. Riley & Co., LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman




                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley